UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

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SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Oramed Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68403P104
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 pages
Exhibit Index: Page 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Regals Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,317,914
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,317,914
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,914
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Regals Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,317,914
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,317,914
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,914
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David M. Slager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Dutch
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,317,914
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,317,914
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,914
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 3 is filed with respect to the shares of Common Stock (as defined below) of Oramed Pharmaceuticals, Inc. beneficially owned by the Reporting Persons (as defined below) as of February 5, 2013, and amends and restates the initial Schedule 13G filed by the Reporting Persons on April 13, 2012, as previously amended.

Item 1(a).	Name of Issuer:

Oramed Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Hi-Tech Park 2/5
Givat-Ram
PO Box 39098
Jerusalem 91390 Israel

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)
Regals Capital Management LP (“Regals Management”), which serves as investment manager to Regals Fund LP (“Regals Fund”) with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by Regals Fund;

ii)	Regals Fund; and

iii)	David M. Slager (“Mr. Slager”)

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of Regals Management, Regals Fund and Mr. Slager is 152 West 57th Street, 9th Floor, New York, New York 10019.

Item 2(c).	Citizenship

i)	Regals Management is a Delaware limited partnership;

ii)	Regals Fund is a Delaware limited partnership; and

iii)	Mr. Slager is a citizen of the Netherlands.

Item 2(d).	Title of Class of Securities:

Common Stock (the “Common Stock”)

Item 2(e).	CUSIP Number:

68403P104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

See Item 9 of the attached cover page.

Item 4(b)	Percent of Class:

See Item 11 of the attached cover page.

Item 4(c)	Number of Shares of which such person has:

(i)	Sole power to vote or direct the vote:

See Item 5 of the attached cover page.

(ii)	Shared power to vote or direct the vote:

See Item 6 of the attached cover page.

(iii)	Sole power to dispose or direct the disposition of:

See Item 7 of the attached cover page.

(iv)	Shared power to dispose or direct the disposition of:

See Item 8 of the attached cover page.

Regals Management is the investment manager of Regals Fund, the holder of the Common Stock reported herein.  Mr. Slager is the managing member of the general partner of Regals Management.  All investment decisions are made by Mr. Slager, and thus the power to vote or direct the votes of the Common Stock reported herein, as well as the power to dispose or direct the disposition of the Common Stock reported herein is held by Mr. Slager through Regals Management.

The 1,317,914 shares of Common Stock beneficially owned by the Reporting Persons consist of: (a) 760,639 shares of Common Stock, and (b) warrants exercisable for 557,275 shares of Common Stock.  The disclosures reflected herein reflect the holdings of the Reporting Persons after taking into account the Issuer’s 1:12 reverse stock split effective January 22, 2013.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013	REGALS CAPITAL MANAGEMENT LP By: Regals Capital Holdings LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
Date: February 12, 2013	REGALS FUND LP By: Regals Fund GP LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
Date: February 12, 2013	DAVID M. SLAGER
By: /s/ David M. Slager Name: David M. Slager

EXHIBIT INDEX

Ex.	Page No.
A. Joint Filing Agreement, dated as of February 12, 2013 by and among Regals Capital Management LP, Regals Fund LP and David Slager	10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Oramed Pharmaceuticals, Inc., dated as of February 12, 2013 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 12, 2013	REGALS CAPITAL MANAGEMENT LP By: Regals Capital Holdings LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
Date: February 12, 2013	REGALS FUND LP By: Regals Fund GP LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
Date: February 12, 2013	DAVID M. SLAGER
By: /s/ David M. Slager Name: David M. Slager